VALARIS PLC BOARD MEETING

AUGUST 20, 2019

 LUMINUS MANAGEMENT, LLC

TABLE OF CONTENTS

 LUMINUS MANAGEMENT, LLC

I. INTRODUCTION

 LUMINUS MANAGEMENT, LLC

INTRODUCTION TO LUMINUS MANAGEMENT

- **Luminus manages more than $2.5 billion**

  - Family-founded (in 2002), employee owned

  - We manage money for investors with long-term horizons, such as pension funds, government organizations and foundations

- **We specialize in energy and power investments**

  - Team of analysts with decades of experience dedicated to specific sectors

  - Offices in Houston and New York

- **Value oriented investment strategy grounded in multi-year horizons**

  - We invest in equity, debt, and commodities

  - Regularly engage with portfolio companies, but "activism" is a tool, not a strategy

- **Annualized returns since inception of 11.8%**, with only one down year (during the financial crisis)

Manages Over
$2.5 Billion

Specialize In
Energy & Power

Investment Strategy
Value Oriented



LUMINUS MANAGEMENT, LLC

LUMINUS' INTEREST IN VALARIS

- **Investor in Valaris or its predecessors since 2013**

- **Largest economic exposure to Valaris equity:** equivalent to approximately 19% of shares outstanding*

  - We plan to move to direct ownership upon approval from antitrust authorities

  - We have a very small, long position (~$5 million) in short-dated Valaris bonds

- **Luminus' interests are the same as Valaris' other shareholders**

  - We seek to ensure Valaris' long-term health and success

  - We aim to help Valaris protect and create shareholder value

- If helpful, **Luminus is happy to contribute additional capital** to ensure the Company's health and success

Investor Since
2013

Economic Exposure to Equity
19%

Prepared to Invest
Additional Capital

* For ease of communication, throughout this presentation we refer to Luminus' economic exposure as "ownership" and Luminus as an "investor".

LUMINUS MANAGEMENT, LLC

LUMINUS INTERACTIONS WITH VALARIS

- Luminus has had a **long and collaborative relationship** with Valaris management

- Historically, **we voiced our (ultimately justified) concerns and reservations privately,** but we have supported management
  - Luminus voted with the ESV and RDC Boards in the ESV-ATW and RDC-ESV mergers, despite concerns we expressed at the time
    - With Atwood we were concerned about timing, increased leverage and the unnecessary change of control trigger
    - On Rowan, we believed the Rowan Board accepted far too little value and provided excessively optimistic projections to secure the vote
  - We have spoken with management over many years about our other concerns, including marketing, cost structure and bond tenders

- Now, **Valaris' missteps have become so large, blatant, and painful** that the Company is facing a crisis of investor confidence
  - We finally felt we had to speak up publicly and start to drive change

- **Valaris dismissed <u>all</u> of our recent suggestions**
  - If adopted, Valaris' tender would have resulted in **larger debt reduction, more capital returned to shareholders and a higher stock price**

> Luminus has communicated privately with Valaris over the years
> The current **crisis of confidence** requires action

 LUMINUS MANAGEMENT, LLC

EXECUTIVE SUMMARY

- **Luminus has the largest economic exposure to the equity of Valaris** at 19%, including 4.5% beneficial ownership of stock

- **Our goals and objectives are aligned** with the Company's long-term success
  - We have engaged with management around a set of ideas to help create value
  - We share a common goal with the Board to protect and create value and are pleased to engage with the Board on these topics
  - Objective is to build a stronger Valaris and **instill confidence among stakeholders**

- **Crisis of Confidence: Valaris stakeholders have suffered significant losses**
  - Valaris has best-in-class assets, but is valued below its peers
  - The stock has consistently **performed worse than its peers**: Over the last five years, more than $11 billion in shareholder wealth has been lost
  - Poor stock performance reflects poor or negative value creation over long periods
  - Valaris' depressed absolute and **relative** valuation is a reflection that the capital markets do not believe in the Company's strategy and governance

- **The Board's composition needs to be enhanced** with fresh perspectives and better alignment with shareholders
  - Following the significant loss of stakeholder value, investors will be comforted by a refreshed Board, including representatives of its shareholder with the largest economic exposure to its equity; Valaris is one of two drillers (out of 14) that do not have a major shareholder on its Board
  - We believe the formation of a Finance, Liability Management, and Capital Structure Committee—consistent with industry peers—would provide the Board additional focus on these critical areas and help management
  - The lack of Board ownership and alignment sows doubt about the Company's future; no director has bought stock in five years

 LUMINUS MANAGEMENT, LLC

EXECUTIVE SUMMARY (CONTINUED)

- **There are strategic and operational improvements** that can enhance the Company's performance
  - Necessary to prioritize and focus management time and resources on **running the business**
  - Our view is that the Company has not performed well in areas including marketing, governance, M&A and capital markets execution
  - We are surprised by the Company's lack of visibility (and poor communication with shareholders) regarding Valaris' prospects
  - Given the crisis of confidence among stakeholders, a prudent Board should review all strategic and operational alternatives – but not distract management

- **The Board should optimize Valaris' balance sheet** to extend liquidity runway, reduce the cost of capital, and enhance future value
  - To date, Valaris' capital structure efforts have been exclusively focused on liability management
  - A more balanced approach is required to **reduce risk, extend maturities** and enhance value

- **Luminus is committed** to improving the future of Valaris and enhancing value
  - As Valaris' largest equity investor, we will continue to press for change and express our perspectives
  - As fiduciaries **we have an obligation** to not be passive


LUMINUS MANAGEMENT, LLC

II. VALARIS PERFORMANCE

 LUMINUS MANAGEMENT, LLC

AMONGST THE BEST AND MOST DIVERSIFIED ASSETS IN THE WORLD

PRO-FORMA FLEET (2025)								

Pro Forma Fleet (2025)	RIG	VAL	SDRL	NE	DO	PACD	DRLCO	ODL
Jackups								
CJ-70 NORSOK-Compliant Jackups			2.0	1.0			4.0	
NORSOK-Compliant Jackups		3.0					2.0	
Harsh/UK-Capable Jackups		11.0	1.0	9.0			5.0	
Standard Jackups		26.5	13.9	2.0			2.0	
Total Jackups		**40.5**	**16.9**	**12.0**			**13.0**	
Drillships								
7th-Generation Drillships	15.0	12.0	6.0	4.0	4.0	3.0	4.0	
6th-Generation Drillships	8.0	2.0	2.1	2.0		4.0		
Low-end 6th-Generation Drillships	4.0			2.5				
Harsh Semisubmersibles								
New NORSOK-Compliant Semisubmersibles	2.3		3.4					4.0
Mid-Age NORSOK-Compliant Semisubmersibles	5.0							
New Harsh/UK-Capable Semisubmersibles					1.0			
Old Harsh/UK-Capable Semisubmersibles					6.0			
Benign Semisubmersibles								
6th-Generation Semisubmersibles	3.0	2.0	3.9		2.0		3.0	
5th-Generation Semisubmersibles	1.0	3.0	1.0				1.0	
Total Floaters	**38.3**	**19.0**	**16.4**	**8.5**	**13.0**	**7.0**	**8.0**	**4.0**

LARGEST JACKUP FLEET

NEW & LARGE DRILLSHIP FLEET

Source: Luminus 8/2019. Based on our estimate of fleet makeup at the end of 2025; Assumptions: certain rig-level assumption; many scrappings; impute to VAL 50% of rigs currently owned by ARO

LUMINUS MANAGEMENT, LLC

YET, THE MARKET VALUES VALARIS' FLEET AT A DISCOUNT TO PEERS



IMPLIED PRICE PER DRILLSHIP CHARTER ADJUSTED – 7th GEN

AVERAGE EX-VALARIS 7G FLOATER: $182

$ in millions



IMPLIED PRICE PER DRILLSHIP CHARTER ADJUSTED – 6th GEN

AVERAGE EX-VALARIS 6G FLOATER: $140

$ in millions

If Valaris traded at peer valuations, the stock would be worth $14.00 per share; Rowan standalone would be worth $25.02 per Valaris share issued

Source: Luminus internal estimates; based on market-enterprise-value defined as market capitalization plus market-value of debt less cash

LUMINUS MANAGEMENT, LLC

SHAREHOLDERS HAVE LOST SIGNIFICANT VALUE

Total shareholder return is **negative 81%** over the last thirty years, even as the market is up 15x and oil prices have tripled



Shareholders have lost $11 billion since the all time high

Shareholders have lost $3 billion even since the lows of the financial crisis, ten years ago

15.6x S&P 500

3.0x Brent Crude

0.3x Rowan

0.2x Valaris

Legend: Valaris — Rowan — S&P 500 TSR — Brent Crude

Source: FactSet. Through August 12, 2019

LUMINUS MANAGEMENT, LLC

TOTAL SHAREHOLDER RETURNS HAVE EVEN LAGGED DEPRESSED PEERS OVER ALL RELEVANT PERIODS



ONE-YEAR TOTAL SHAREHOLDER RETURN



THREE-YEAR TOTAL SHAREHOLDER RETURN



FIVE-YEAR TOTAL SHAREHOLDER RETURN



TEN-YEAR TOTAL SHAREHOLDER RETURN

Source: FactSet. Through August 12, 2019

 LUMINUS MANAGEMENT, LLC

ENSCO-ROWAN MERGER HAS DIVERGED FROM PROMISED RESULTS WHILE OIL PRICES ARE UNCHANGED

MERGER RATIONALE:

- "Strong liquidity and flexible capital structure enhances ability to navigate through industry cycles and *generate shareholder value*."*

- "Through this combination, Ensco shareholders… will share in meaningful cost savings and *even greater upside to improving market conditions as the industry recovery continues gaining momentum*."**

- "Credit profile to benefit from increased scale, great backlog of approximately $2.7 billion, and enhanced diversification across regions, customers, rig types and operational expertise."*

- 2019 EBITDA estimated to be 48% below January proxy outlook

* Merger presentation. Emphasis added.
** Merger Press Release, October 8, 2018. Emphasis added.



TOTAL SHAREHOLDER RETURN SINCE UNANIMOUS BOARD APROVAL

Source: FactSet. January 29, 2019 through August 12, 2019

	29-Jan	15-Aug	Change
VAL Stock Price	$ 18.16	$ 3.74	-79%
Bond Price (2026)	$ 79.75	$ 54.25	-32%
Bond Price (2044)	$ 65.75	$ 43.25	-34%
Spot Brent	$ 61.32	$ 58.40	-5%
June '24 Brent	$ 62.00	$ 58.35	-6%
7G Utilization	71%	73%	+3%
HS / HE JU Utilization	91%	89%	-2%
S&P 500	2640	2847	+8%

Source: FactSet and Bloomberg.

LUMINUS MANAGEMENT, LLC

CRISIS OF CONFIDENCE SPANS THE ENTIRE CAPITAL STRUCTURE



	DEC 31, 2017	DEC 31, 2018	APRIL 11, 2019	JUNE 14, 2019	AUG 15, 2019
	Year End	*Year End*	*Close of Rowan Deal*	*Luminus White Paper*	*Current*
June 2024 Brent Price	$58	$60	$61	$60	$58
YTW on Transocean 26 PGNs	7.1%	9.7%	7.4%	8.8%	9.7%
VAL Stock Price	$23.64	$14.24	$16.37	$6.62	$3.74
YTW on 10/24 VAL Bonds	7.4%	13.4%	8.9%	12.6%	18.2%
YTW on VAL 44 Bonds	8.8%	10.8%	8.8%	10.5%	14.0%

Source: FactSet. Pricing from April 11, 2019 through August 13, 2019.

LUMINUS MANAGEMENT, LLC

SELLSIDE IS SKEPTICAL ABOUT CURRENT TRAJECTORY

"
*We believe the Company's outlook has more inherent risk going forward with lower EBITDA forecasts, a diminished near to intermediate term FCF picture and the **weaker operational and contracting performance of the Company**."*
Wells Fargo 8/1/2019



"
*Heightened concerns around VAL's capital structure and fleet management / marketing continue to weigh on the stock ... perhaps **the biggest disappointment for us has been the limited clarity on contracting strategy**, particularly given VAL's lower relative backlog vs peers."*
UBS 8/9/2019



"
*We struggle to see VAL as a compelling long case given its **weak backlog and pressed floater position** coupled with a continued need to draw on its RCF."*
Fearnley's 8/2/2019



"
*...this ... speaks to VAL and its predecessor companies' lack of niches (in rig type, market exposure and customer relationships). ... **we've been surprised its contract win rate hasn't been higher**"*
Jefferies 8/1/2019

Jefferies

"
*Despite a decent set of results for the second quarter, VAL's **near-term outlook for its floater fleet was far less constructive than many were expecting**, which clearly caught the market by surprise as the stock traded down ~20% yesterday."*
SIG 8/2/2019



"
*VAL continues to struggle relative to its offshore peers, **digesting two large acquisitions - neither of which contributed any EBITDA**, only debt and modest equity in earnings. Bonds seem appropriately priced, within a slowly improving offshore market."*
Barclays 8/1/2019



LUMINUS MANAGEMENT, LLC

UNFORCED ERRORS HAVE CONTRIBUTED TO A CRISIS OF CONFIDENCE

QUANTIFIABLE EXAMPLES INCLUDE

- Atwood equity is worth **negative $226 million** at today's implied rig prices vs. **~$864 million value** of stock issued; Board fought shareholders to make this happen

- Bond tender process **destroyed $172 million of value;** ignored shareholder with largest economic exposure

- Rowan initial fixed exchange ratio would have netted Rowan shareholders ~$165 million less in equity market value at merger closing (and more on a fundamental-value basis); Board fought shareholders to **destroy 83% of shareholder value***

OTHER EXAMPLES INCLUDE

- Ineffective marketing strategy

- Recent corporate failures that impact stakeholder confidence:

    - Dramatic downward 2019E EBITDA revision

    - Unexpected dividend cut

    - Backtracking on merger proxy projections, market outlook

    - Bond buyback execution

MARKET EVIDENCE

- Total shareholder return significantly below those of peers

- Low implied rig value relative to peers

- Active and large bets against the Company continue, despite recent stock underperformance and low relative valuation

    - High short interest relative to peers

    - High open interest in VAL put option contracts: **2.5 million share bet that Valaris will be worth less than $1.75/share by March 2020**

- Unsecured debt trades at discount to peers

> A lack of confidence in the governance, strategy, operations and financial management of the Company contributes to Valaris' depressed valuation

As of August 20, 2019

* Vs industry average valuation

III. OPERATIONAL ISSUES AND OPPORTUNITIES

"CRISIS OF CONFIDENCE"

 LUMINUS MANAGEMENT, LLC

OPERATIONAL ISSUES OVERVIEW

"CRISIS OF CONFIDENCE"

- Valaris' <u>management team</u> has been generally well-respected by stakeholders, but time is running out

- Several issues should be studied by the Board

  - **Marketing concerns:** Valaris has taken a different approach than peers and is losing market share

  - **Capital markets execution** has been sub-par at best

  - Both Rowan and Ensco have a **history of poorly executed M&A**

  - Both companies have **overspent on capex** and have made misguided capital allocation decisions

  - The Company appears to have **limited visibility into—or systems around—its own costs and pipeline**

  - Company has **failed to adequately communicate with shareholders; Street is clearly confused** about the Company's future prospects, earnings, and liquidity

 LUMINUS MANAGEMENT, LLC

"CRISIS OF CONFIDENCE"

MARKETING STRATEGY AND LEADERSHIP SHOULD BE CAREFULLY REVIEWED

- **Marketing is critical**
  - Centralized data collection and customer intelligence are necessary
  - Legacy Ensco had de-emphasized the importance of marketing, choosing instead to have a heavily operations-focused approach to winning business

- **Recent marketing failures show poor execution and visibility**
  - Examples include DS-4 and MS-1 misses

- **Competitors have aligned with key floater customers**
  - Close customer relationships have proven critical to utilization and pricing
  - Valaris' contract awards in last 24 months have significantly trailed its fleet size

- **We are concerned about marketing leadership**
  - Current senior marketer was not in the offshore drilling industry a few years ago; does not seem appropriate for the largest offshore driller in the world

Source: IHS Petrodata 7/31/2019, Valaris Investor Presentation 8/5/2019

Top 5 Floater Rig Customers vs. Drilling Contractor of Choice
(by rig years over the past 24 months)

	DRILLING CONTRACTOR					
	Transocean	Noble	Diamond	Odfjell	Stena	**Valaris**
Petrobras	#1		#2			
Equinor	#1			#2		
ExxonMobil		#1			#2	
Chevron	#1		#2			
Shell	#2		#1			
#1 Rankings	3	1	1	0	0	0
#2 Rankings	1	0	2	1	1	0

Contract Awards Trail Market Share of 7th Generation Drillships



Number of 7th Generation Drillships — Valaris 23%, Transocean 26%, Other 51%

Drillship Rig Years Awarded Last 24 Mos. — Valaris 11%, Transocean 27%, Other 55%

■ Valaris ■ Transocean ■ Other

LUMINUS MANAGEMENT, LLC

VALARIS' CAPITAL MARKET EXECUTION HAS IMPAIRED VALUE

- **Significant value "transferred" to bond holders**
  - Management telegraphed the bond tender to the Street well in advance, artificially inflating bond prices
  - **Executed the tender before lowering its outlook** and communicating downward surprise
  - Company unnecessarily paid a premium over market prices
  - The Company highlighted that it did <u>not</u> intend to return capital to shareholders, driving bond prices up (even bonds that were not subject to the tender traded up!)
- **Company mistakenly upsized the tender offer**
- The Company executed the tender **without clarity as to the cost** of— or actually locking in – **replacement liquidity**
  - Valaris has now drawn on its revolver, surprising and alarming the broader investment community
  - Consumed available liquidity for no pricing arbitrage
  - Made key decisions with no price discovery
- **Tendered-for debt is now trading <u>significantly below tender price!</u>**

Issue	Tender Price	Current Price	Price Delta	Face Value of Bonds Tendered ($mm)	Direct Value Destroyed ($)
4.5% due 2024	$ 75	$ 57	$ (18)	$ 320	$ 58 MM
5.2% due 2025	74	56	(18)	336	$ 62 MM
7.2% due 2027	79	60	(19)	38	$ 7 MM
4.75% due 2024	77	61	(16)	80	$ 13 MM
7.375% due 2025	79	59	(20)	139	$ 27 MM
8.0% due 2024	85	71	(14)	40	$ 6 MM

Source: Bloomberg

TOTAL VALUE DESTROYED: **$ 172 MM**

As of August 20, 2019

22% of market capitalization!

Luminus privately and repeatedly objected and highlighted flaws in this execution; the Company chose not to change course and even upsized

LUMINUS MANAGEMENT, LLC

M&A AND CAPITAL ALLOCATION DECISIONS AT BOTH PREDECESSOR BOARDS HAVE BEEN POOR

- The Rowan Board (5 of 11 Valaris directors) initially negotiated **an unacceptable deal**
  - The Rowan Board negotiated a leveraging transaction with an inadequate exchange ratio
  - Shareholders then had to negotiate a better deal—<u>twice</u>
  - The Board and particularly the former Rowan directors, added governance concerns when it <u>refused to stand by the January 2019 financial projections</u> it used to convince shareholders to support the deal
  - Only 80% of voting Rowan shareholders ultimately approved the deal, putting it in the **bottom 3% of all M&A votes** in the US/UK in the last five years

- **Rowan bondholders prioritized** at the expense of Valaris shareholders by making Rowan bonds *pari passu* to Valaris debt

- **The Ensco-Atwood deal did not instill confidence:**
  - If Atwood had not found an acquirer it would likely be bankrupt
  - Bought Atwood for enterprise value of ~$1.6 billion (mostly debt)
    - Value destruction of $700 million at today's Valaris implied rig and stock values
  - Unnecessarily triggered change of control put (lost $454 million of liquidity)
  - Only 65% of voting Ensco shareholders approved the deal, putting it in the **bottom 1% of all M&A votes** in US/UK in last five years

- **Both boards committed ~$10 billion in capex near the market peak** without long-term contract visibility
  - Those rigs are valued by the market today at < $2 billion

- **Poor portfolio management**—<u>not a single asset sold</u> during cycle, other than to ARO JV or for scrap / repurposing

- **"Dividend Debacle"** – Valaris did not address expectations of a dividend cut on or after the 1Q 2019 earnings call even after it had finished negotiating a revolver amendment that disallowed the dividend

- Revolving credit facility amendment **came with a "straight-jacket"**

As of August 20, 2019

LUMINUS MANAGEMENT, LLC

QUESTIONABLE DECISIONS CONTINUE TO HARM VALARIS' CREDIBILITY

- Aggressive SEC merger filings drove **artificially high EBITDA expectations** and set Valaris up to materially disappoint investors
  - Management was forced to guide down street in its first quarter as a combined company: "EBITDA…[will be]…substantially lower than sell side analyst estimates for the second-half of 2019 and full-year 2020" – Q2 2019 Earnings Call

- Weak systems and controls on internal projections highlighted by tactical mistakes: drastic change in EBITDA outlook, bond tender ahead of downward revision, and "Dividend Debacle"

- Bond tender:
  - Launched and then upsized bond tender to $724 million while planning a multi-year guide-down
  - Purchased bonds at a meaningful premium to post-earnings price

- Dividend Debacle:
  - Drafting oversight on revolving credit facility led to an unnecessary and poorly communicated dividend cut
  - Management **omitted critical news of the dividend cut until after the 1Q 2019 earnings call,** even after credit documents disallowed the dividend

- Marketing Misses:
  - Reactivating the DS-4 with promise of follow-on work that failed to materialize
  - Expectation of follow-on work for MS-1; job won by Maersk Developer with estimated EBITDA backlog of $142 mm (17% of current VAL market cap)

Source: Bloomberg



2019 Street EBITDA Estimates Since Merger Approval

PROXY STATEMENT PROJECTION FOR 2019 EBITDA



Trading Price of Bonds

LUMINUS MANAGEMENT, LLC

IV. CAPITAL STRUCTURE OPPORTUNITIES

PATH TO CREATING ENDURING VALUE

 LUMINUS MANAGEMENT, LLC

CAPITAL STRUCTURE OBJECTIVES FOR $6+ BILLION CAPITAL STACK

APPROPRIATE, HOLISTIC GOALS FOR CAPITAL STRUCTURE	BY CONTRAST, VALARIS HAS FOCUSED ON *ONE* CONSTITUENCY'S INTEREST RATHER THAN THE ENTERPRISE *AS A WHOLE*

- **Allow for liquidity** runway into 2024 <u>at the very least</u>—assuming a <u>persistently very weak</u> commercial market

- **Extend debt maturities** of 2024-2027 debt and restructure revolving credit facility to extend runway even further

- **Ensure access to capital** if and when needed

- **Provide clarity** on where stakeholders stand in the "pecking order"

- **Reduce cost of capital** by managing liabilities and capital structure

- **Create value for shareholders** while managing capital structure

- **Manage rig portfolio** vs. security values

- Focused on simplifying—rather than optimizing—balance sheet
  - <u>Paying</u> to guarantee Rowan bonds
  - Maintaining a single layer of *pari passu* bonds
  - Unnecessarily triggering Atwood change of control put

- Provided "seniority by default" to unsecured bonds that was never bargained for, by foregoing debt with more seniority

- Bolstered bond prices by disavowing any capital allocation to equity

- Maintained a large, expensive, and restrictive revolver which provides little enduring support (2022 maturity)
  - Limited capital allocation flexibility by unnecessarily upsizing revolving credit facility
  - Unsecured bonds received "restricted payment protection" from revolver covenant

- Sought to retain medium-term path to an investment grade balance sheet, foregoing cheaper and more flexible capital



WE SUPPORT THESE GOALS!

As of August 20, 2019

BENEFITS OF BALANCED APPROACH TO CAPITAL STRUCTURE

- **Increases investor confidence** in corporate governance and alignment

  - Provides opportunity to effectively and materially **reduce the Company's cost-of-capital**

- Balanced capital return program **enhances the liability management program**

  - Balanced program **creates healthy competition** between security-holders, allowing the Company to repurchase securities at the best price, providing greater repurchase effect at lower cost

    - By contrast, the bond tender press release stated the Company will <u>not</u> return capital to shareholders and the company unnecessarily offered a premium to market prices on all bonds in the tender

    - Unsurprisingly, <u>all bonds</u> traded up on that news, impairing the Company's ability to pursue effective future liability management

  - The Company can **save hundreds of millions of dollars** if bond spreads widen as a result of a stock repurchase; Company can capture more discount in future tenders

- **Valaris can achieve both debt reduction and meaningful amounts of equity repurchases**

  - Valaris needs the will, tools and flexibility to act

 LUMINUS MANAGEMENT, LLC

EXECUTING ON THESE GOALS IS COMPLEX, INTERWOVEN AND REQUIRES PUBLIC MARKETS EXPERTISE AND SWIFT ACTION

- All actions are linked and required for the others to succeed
- Sequencing and timing are critical; markets and prices are volatile and require monitoring and quick decisions



STAKEHOLDER
Revolver Banks
Current Medium-Term Bondholders
Current Long-Term Bondholders
Future Bondholders
Shareholders
ACTION
Clear Investor Communication
Enhanced Marketing Strategy
Raise Priority Guaranteed/Secured Paper
Initiate Share Buyback
Jr PG Debt Exchange
Future Competitive Debt Exchange
Asset Sales
GOALS
2024 is Minimum Liquidity Runway
Extend Intermediate Debt Maturities
Ensure Access To Capital
Instill Confidence in Pecking Order
Reduce Cost of Capital
Drive Upside for Shareholders

27 CONFIDENTIAL

LUMINUS MANAGEMENT, LLC

AN ILLUSTRATION OF THE HOLISTIC APPROACH

- **Amend revolving credit facility**
  - Smaller
  - First-out facility
  - Push maturity out to late 2023
  - Remove restricted payments and debt limits

- **Issue $1.5 billion Senior Priority Guaranteed bonds** (could be in one or more steps)

- **Fund a $500 million share tender** to retire 100 million shares ($5/share)
  - Repurchase shares near 25-year lows while signaling willingness to share financial flexibility with equity
  - We expect that the bonds would trade down to reflect capital allocation flexibility, offering an opportunity to repurchase bonds at reasonable prices
  - Assuming pro-rata uptake, specific price is less important

- **Launch a competitive exchange** for $350 million medium-term unsecured bonds
  - Allow long-dated bonds and equity to participate at a lower priority
  - Offer bondholders the ability to "move up the stack" into Junior Priority Guaranteed bonds

- **Excess cash goes to revolver paydown** and/or balance sheet

- **Proceed with similar, strategic liability management** over next twenty-four months
  - Preserve competition between various unsecured maturities, allowing optimal pricing for repurchases
  - Senior Priority Guaranteed-funded tenders, including the concept that tender funds not met will be applied to "junior" layers of capital stack
  - Junior Priority Guaranteed-backed exchanges

 LUMINUS MANAGEMENT, LLC

THE ILLUSTRATIVE APPROACH ACHIEVES KEY GOALS

ACTION	GOALS						
	Liquidity	Extend Medium-Term Debt Maturities	Ensure Market Access	Price Transparency	Pecking Order	Reduce Cost of Capital	Increase Returns
Issue $1.5 bn of Secured / Priority Guaranteed Debt	●	◕	●	●	●	●	◔
Fund a $500 mm Share Buyback	○	○	○	●	●	●	●
Launch a $350 mm Jr. Priority Guaranteed Exchange	○	●	●	●	●	●	◔
Future Competitive Tenders (cash and Jr. PG)	○	●	○	●	●	●	●
Asset Sales when Security Prices Differ from Private Market Values	●	●	◔	●	○	●	●

As of August 20, 2019

 LUMINUS MANAGEMENT, LLC

DEBT MATURITIES PROFILE UNDER ILLUSTRATIVE APPROACH



BASE CASE

$2.9 Billion in Unsecured Maturities



LUMINUS ILLUSTRATIVE CASE

$2.2 Billion in Unsecured Maturities

$ in millions. Source: Luminus.

 LUMINUS MANAGEMENT, LLC

HOLISTIC APPROACH DRIVES SUCCESS FOR STAKEHOLDERS

A holistic approach to capital structure management enhances equity upside through a reduced share count while lengthening the runway through competitive liability management.

	BASE CASE CAP STRUCTURE	ILLUSTRATIVE CASE CAP STRUCTURE	ILLUSTRATIVE CASE VAL SCENARIO H EBITDA
Key Assumptions			
Capital Structure	Base	Illustrative	Illustrative
Assumed 2025 EBITDA	$1,750	$1,750	$3,773
Source of EBITDA Assumption	Scenario M in 2024 Plus Growth	Scenario M in 2024 Plus Growth	Scenario H in 2025
Incremental Financing			
Senior Priority Guaranteed Issued	2,880	2,860	2,860
Junior Priority Guaranteed Issued	-	1,311	1,311
Early Retirements			
Face Value of Bonds Retired Early	1,250 — 60% INCREASE →	2,000	2,000
Share Repurchase			
Share Repurchase ($ millions)	-	500	500
Tender Price	NA	$5.00	$5.00
Shares Repurchased (millions)	-	100.0	100.0
Ending Shares	197.9	97.9	97.9
Key Equity + Credit Metrics			
YE2025 Share Price @ 7.5x EBITDA	$38 — 74% INCREASE →	$65	$239
YE2025 Net Debt / EBITDA	3.2x — COMPARABLE →	3.8x	1.3x
Remaining Maturities Through 2027	2,320 — MATURITIES EXTENDED →	1,570	1,570

EBITDA Assumptions ($ in Millions)

2019	$ 142
2020	$ 436
2021	$ 631
2022	$ 786
2023	$ 1,200
2024 – "M"	**$ 1,375**
2025	$ 1,750

Note: Luminus internal estimates; assumes 4Q2019 proceeds of $375 million for ARO shareholder loan monetization and $180 million for Samsung Heavy Industries arbitration award, zero revolver draw after 3Q2019; 2025 EBITDA roughly represents 57% of newbuild economics

As of August 20, 2019

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HOLISTIC APPROACH ENHANCES SHAREHOLDER RETURN

The capital allocation flexibility is especially important for long-standing investors that have high per-share cost bases

The holistic approach to balance sheet restructuring increases IRR for Valaris' investors, as indicated here for selected institutional and index / quantitative investors from Valaris' top-20 shareholders

| | | | Compounded Returns | |
TYPE OF INVESTOR	Weighted Average Entry Date	Estimated Cost Basis	Base Case	Luminus Illustrative Case
Institutional Manager	May-09	$ 51.46	-2.0%	1.5%
Institutional Manager	Dec-10	$ 27.51	2.3%	6.3%
Index / Quantitative	Nov-11	$ 95.90	-6.9%	-2.9%
Index / Quantitative	Nov-12	$ 66.18	-4.6%	-0.1%
Institutional Manager	Jan-14	$ 24.09	4.1%	9.5%
Index / Quantitative	Jun-16	$ 20.10	7.6%	14.8%
Institutional Manager	Jan-18	$ 12.29	17.4%	27.1%
Institutional Manager	Mar-18	$ 19.84	9.8%	19.0%
Institutional Manager	Sep-18	$ 20.62	10.0%	20.1%
Institutional Manager	Nov-18	$ 11.76	21.0%	32.4%
Institutional Manager	Jan-19	$ 19.01	12.0%	22.8%
Institutional Manager	Jan-19	$ 10.50	24.9%	35.9%

As of August 20, 2019

Source: Luminus estimates based on Bloomberg data. Chart does not include Luminus.

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VALARIS' COST OF CAPITAL IS TOO HIGH

▪ "Crisis of Confidence" across the capital structure has led to extremely high cost of capital

▪ In current environment each stakeholder assumes downside bias for their particular security – uncertainty begets uncertainty

	DEC 31, 2017	DEC 31, 2018	APRIL 11, 2019	AUG 15, 2019	COMMENTARY
	Year End	*Year End*	*Close of Rowan Deal*	*Current*	
OFFSHORE INDICATORS RESILIENT OVER TIME					
June 2024 Brent Price	$58	$60	$61	$58	Stable Long-Dated Oil Price
YTW on Transocean 26 PGNs	7.1%	9.7%	7.4%	9.7%	Relative Stability for Industry Bellwether
VALARIS SECURITIES SHOWCASE EXCESSIVE COST OF CAPITAL					
YTW on 10/24 VAL Bonds	7.4%	13.4%	8.9%	18.2%	VAL Bond Yields Widen
Rowan Proxy Case: Cost of Equity	20%	32%	30%	68%	Extremely High Cost of Equity Using SEC Proxy Estimates as well as VAL "M" Case
Street + VAL Scenario M Thereafter: Cost of Equity	1%	9%	7%	36%	

As of August 20, 2019

THE EXCESSIVE REVOLVER BURDENS VALARIS' ABILITY TO FIX ITSELF

- **The revolver provides no help in repaying the cluster of maturities beginning in 2024**; any benefits are confined to the next three years

- **Reduces debt capacity and long-term access to liquidity**; increases cost
  - The revolver decreases secured basket by ~$1.7 billion – an amount nearly identical to the revolver commitment size
  - If the company were to replace the revolver with $1.7 billion of secured debt, it would benefit from having a ~7-year maturity instead of a 3-year maturity, and gain capital allocation flexibility
    - Secured debt would have significantly less restrictive covenants around liability management and restricted payment

- **The revolver effectively eliminates a competitive atmosphere in the capital stack** by precluding capital returns to equity
  - Provides unsecured creditors with not-bargained-for protections, and allows **bondholders to hold the company hostage**

- **Valaris has limited short-term liquidity needs**, all of which can be addressed with new financings in the secured / Priority Guaranteed markets

ASSUMPTION SET	LIQUIDITY NEEDS Q3 2022
2019 EBITDA Per Wall Street consensus; then 50% of merger proxy estimates	$1,700 million
Wall Street consensus EBITDA	$970 million

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V. THE BOARD MUST BE REFRESHED AND ENHANCED

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SHAREHOLDER RETURNS HAVE BEEN TERRIBLE DURING TENURE OF INCUMBENT DIRECTORS

	Start Date	TSR DURING TENURE			Total Tenure (Years)	Value of VAL Shares Owned*	Last Open Market Purchase	
		Rowan	Valaris	Total			Date	Price
Ensco Independent Directors								
Roderick Clark	May 2008		-98.2%	-98.2%	11.2	$ 59,135	None	
Mary Francis	May 2013		-98.1%	-98.1%	6.2	25,339	None	
Chris Gaut	May 2008		-98.2%	-98.2%	11.2	63,127	None	
Keith Rattie	May 2008		-98.2%	-98.2%	11.2	52,345	Mar 2013	$229
Paul Rowsey	Jan 2000		-93.9%	-93.9%	19.6	95,645	None	
Average				**-97.3%**	**11.9**	**$ 59,118**		
Rowan Independent Directors								
William Albrecht	Oct 2015	-42.6%	-73.0%	-84.5%	3.8	$ 127,930	None	
Susanne Nimocks	Dec 2010	-63.7%	-73.0%	-90.2%	8.7	215,482	Mar 2014	$48*
Thierry Pilenko	May 2017	-12.4%	-73.0%	-76.3%	2.2	86,899	None	
Charles Szews	Aug 2016	-16.8%	-73.0%	-77.5%	3.0	107,891	None	
Average				**-82.1%**	**4.4**	**$ 134,550**		
Average				**-90.5%**	**8.6**	**$ 92,644**		

Source: Proxy statements and FactSet. Assumes receipt of merger consideration by Rowan shares. TSR calculations through August 12, 2019.
* Unvested June 2019 RSU grants are excluded. Priced as of August 12, 2019. Nimocks price is per Valaris equivalent share.

LUMINUS MANAGEMENT, LLC

BOARD LACKS CRITICAL AREAS OF EXPERTISE AND ALIGNMENT

DIRECTOR EXPERIENCE AND AFFILIATION
Global Energy
C Suite
Other Public Boards
Capital Markets and Financial Risk Management
Public Market Investing
Shareholder Representative
Average Director Investment Value
Valaris
$ 92,644
Diamond Offshore
$ 6,575,000
Noble
$182,301
Transocean
$16,080,000

Valaris is one of only two public drillers without significant shareholder representation on the Board*

* Shareholders are on the Boards of Transocean, Diamond Offshore, Seadrill, Borr Drilling, Odfjell Drilling, Drilling Company of 1972, Northern Drilling, Pacific Drilling, Vantage Drilling, Seadrill Partners, Shelf Drilling and Awilco Drilling.

GO-FORWARD BOARD PRIORITIES

- **Enable management to focus on key areas by minimizing distractions**
  - Marketing / contracting
  - Operations
  - Systems and controls
  - Not constantly having to explain strategic missteps

- **Focus on resolving "Crisis of Confidence"**
  - Study and resolve operational and strategic issues
  - Form a Finance, Liability Management, and Capital Structure Committee to initiate and oversee a balanced capital allocation program
  - Realign Board with shareholders; refresh Board to add missing skills and investor perspectives
  - Limit increasing litigation risk – class action suits

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VI. CONCLUSION AND NEXT STEPS

 LUMINUS MANAGEMENT, LLC

CONCLUSION AND NEXT STEPS

- **Valaris has underperformed its peers and its stakeholders have lost billions**
  - We believe self-inflicted wounds and missed opportunities were responsible for some of these losses
  - **Market lacks confidence** in Valaris' Board, operating strategy and capital structure decisions

- **We believe the Board needs to take the following critical actions**:
  - Comprehensive review of strategic and operational performance
  - Concrete steps towards reducing the cost-of-capital and optimizing the capital structure
  - Enhance the Board by adding complementary skills and fresh perspectives, including representatives from its shareholder with the largest economic exposure to its equity

- **Luminus is committed to ensuring these actions are taken**
  - We have the largest economic exposure to Valaris' equity; we cannot and will not sit idle – **our fiduciary duties require us to act**
  - We prefer to work collaboratively with the Board, but we will exercise our shareholder rights if satisfactory progress on these issues is not made

- **Follow-up / next steps**

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DISCLAIMER

The materials in this document ("Materials") are for informational purposes only and may not be relied on by any person for any purpose and are not, and should not be construed as investment, financial, legal, tax or other advice. The Materials represent the opinions of Luminus Management, LLC and their respective affiliates (together, "Luminus") and have been compiled based on publicly available information. The Materials do not purport to be complete or comprehensive; or constitute an agreement, offer, a solicitation of an offer, or any advice to enter into or conclude any transaction or take or refrain from taking any other course of action (whether on the terms shown therein or otherwise).

For the sake of simplicity and readability, we use references in this presentation to "shareholder," "equity," "stake in the equity," and similar terms when referring in aggregate to our equity positions and to our additional economic exposure based on financially-settled derivatives. Our use of such terms to include derivative positions is not intended to imply, and should not imply, that such financially-settled derivatives convey beneficial ownership over, or any other interest in, actual equity securities. We have provided to the company a detailed breakdown of our equity and other interests.

All company names, trademarks and registered trademarks are property of their respective owners. All company, product and service names and logos used in this presentation are for identification purposes only. Use of these names, logos, trademarks, and brands does not imply any affiliation with or endorsement by them.

The Materials contain "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Luminus's objectives, plans or goals are forward-looking. Any forward-looking statements are based on Luminus's current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. All financial data and estimates as of close of business August 14, 2019, unless otherwise noted.

Any representation, statement or opinion expressed or implied in any of the Materials is provided in good faith but only on the basis that no reliance will be placed on any of the contents therein. You should obtain your own professional advice and conduct your own independent evaluation with respect to the subject matter therein. Luminus expressly disclaims any responsibility or liability for any loss howsoever arising from any use of or reliance on any of the Materials or any of their contents as a whole or in part by any person, or otherwise howsoever arising in connection with the same. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. Luminus is not under any obligation to provide any updated or additional information or to correct any inaccuracies in the Materials. Funds managed by Luminus currently beneficially own, and/or have an economic interest in, securities of Valaris plc. (the "Issuer"). These funds are in the business of trading, buying and selling securities. It is possible that there will be developments in the future (including changes in price of the Issuer's securities) that cause one or more of such funds or accounts from time to time to sell all or a portion of their holdings of the Issuer in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Luminus discloses information about its position or economic interest in the securities of the Issuer in the Materials, it is subject to change and Luminus expressly disclaims any obligation to update such information. The Materials shall not constitute an offer to sell or the solicitation of an offer to buy any interests in any fund managed by Luminus. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

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